Exhibit 99.2

 1  2026 AGM  Managing Director Presentation  Li  B  MANAGING DIRECTOR PRESENTATION  21 May 2026  : IONR  www.ioneer.com  ASX : INR

 Disclaimer  2  This presentation has been prepared as a summary only and does not contain all information about ioneer Ltds (ioneer or the Company) assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to ioneer’s securities. The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future.   ioneer does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by ioneer are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Investors should make and rely upon their own enquiries before deciding to acquire or deal in the Company's securities.  Forward Looking Statements  Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.  For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels. These variations may materially affect the timing or feasibility of particular developments.   Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.   ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of ioneer only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.   Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public reports titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in those reports. All material assumptions and technical parameters underpinning the estimates in the reports continue to apply and have not materially changed.   In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Material Improvement to Project Economics” dated 3 September 2025. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  No offer of securities  Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell ioneer securities in any jurisdiction or be treated or relied upon as a recommendation or advice by ioneer.   Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by ioneer.   Lithium Carbonate Equivalent   The formula used for the Lithium Carbonate Equivalent (LCE) values quoted in this presentation is: LCE = (lithium carbonate tonnes produced + lithium hydroxide tonnes produced * 0.880   Note  All $’s in this presentation are US$’s except where otherwise noted.

 3  Key Investment Highlights   Strong and resilient economics Lithium-Boron Project – NPV = $2.3B, IRR = 23.2% (levered)  265Mt Ore Reserve (PP), 77 year mine life, 3.4mtpa in Phase 1 operation  All-in sustaining cash cost of US$4,628 bottom quartile of global lithium cost curve   Status of the Partnering Process   Proven expansion potential – 549Mt Mineral Resource (MII)  Fully permitted, shovel ready, with off-takes, and low-cost US government debt  2  3  4  5  6  1

 Rhyolite Ridge is Different Than Any Other Lithium or Boron Deposit  4

Boron Makes Rhyolite Ridge Special

The only known Vat/Heap leachable Lithium deposit globally: 1.5-day leach cycle


Column testing of ore at KCA, Reno
Collection of bulk samples from site
Ore post leach in vat at pilot plant, Kemetco Vancouver
Crystallisers and evaporators, Kemetco pilot plant Vancouver
Searlesite ore, pre leach
Column test at KCA, Reno
Searlesite ore, post leach

5
MANAGING DIRECTOR PRESENTATION
21 May 2026
Nasdaq : IONR
ASX : INR
www.ioneer.com

 Proposed Rhyolite Ridge Process PlantHelping secure the U.S. supply chain for two critical minerals  6  Ore Handling/ Sizing and Storage  Sulphuric  Acid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation / Crystallization

AI Data Centers and New Gigafactories to Drive U.S. Domestic Lithium Demand

Rhyolite Ridge is well positioned to meet the needs of the domestic lithium supply chain

- ✓ **U.S. is expected to account for 51% of data center BESS demand**, to be driven by a projected >180% increase in global data center electricity demand by 2030
  - ✓ Represents ~125,000 LCE tons of annual demand in the U.S. in 2027 and beyond as the U.S. is expected to account for 25%-30% of global BESS deployments
- ✓ **OEMs have announced significant commitments to battery electric** vehicle (BEV) **transition** and are constructing several new gigafactories across the U.S. and Canada
  - ✓ Current U.S. EV demand requires over ~100,000 LCE tons
- ✓ **U.S. demand for lithium also driven by other consumer, industrial and military applications**
- ✓ **Current U.S. production is ~5,000 LCE tons**

Positioned to Serve Increased BESS Demand From AI Data Center Growth



Global Data Center Battery Additions (GWh, 2025-2030)[1]
14%
3%
5%
12%
16%
51%
US
China
Europe
Rest of North America
South & Central America
ROW



Global Data Center Electricity Demand (TWh)[1]
1,300
+183%
460
2025
2030

Strategically Located to Serve Developing EV Hubs Across North America



Michigan
41 GWh
Windsor
49.5 GWh
St. Thomas
90 GWh
Nevada
100 GWh
Ohio
30 GWh
Nevada
37 GWh
ioneer
North Carolina
30 GWh
California
40 GWh
Texas
200 GWh
Tennessee
45 GWh
Tennessee
30 GWh
AESC
Tennessee
30 GWh
Georgia
10 GWh

Source: Company press releases, Rho Motion (Benchmark Minerals) | [1]Forecasts from Rho Motion's Q2 2025 Battery Energy Stationary Storage Forecast.

7
MANAGING DIRECTOR PRESENTATION 21 May 2026
Nasdaq : IONR ASX : INR www.ioneer.com

 Boron is an Important Mineral With Strategic End-Uses     8  And is one of the rarest elements found in commercial quantities  Source: Rhyolite Ridge Feasibility Study, US Department of the Interior 2025 Geological Survey, INR market intelligence  Key Strategic End-Markets  Strategic importance of boron growing, with the U.S., European Union, and United Kingdom designating boron as a critical mineral   Nuclear  Aerospace & Defense  Armor & Ballistics  Defense Communications  Missile & Aerospace Systems  Clean Energy  Agriculture   Semiconductor / Electronics   Chemicals  Boron Overview  Borates are used across 300+ diverse applications   70% of borates are used as concentrates, refined borates, or boric acid in glass, ceramics, detergents, and fertilizers  U.S. raw demand approx. 350ktpa B2O3   Growing use in key strategic end-markets has seen governments, including the U.S., United Kingdom and the European Union, list boron as a critical mineral   In Nov-2025, the U.S. Department of Interior released a revised List of Critical Minerals, which included boron; this inclusion reaffirmed the U.S. government’s commitment to expanding secure, U.S.-based sources of boron and other critical materials  Key strategic applications include aerospace and defense (body armor, and armored vehicles), nuclear (for nuclear shielding and reactors), semiconductors, and clean energy (solar panels, permanent magnets, EVs)  Borate Application by Market Share

Substantially De-Risked Project

Permitted

Final Federal permit received in October 2024[1]
- The BLM issued a positive Record of Decision (ROD) concluding the NEPA process

Shovel Ready

70% Engineering design complete
- Industry leading partners
- Proven technology & equipment
- Technically led approach - + $200 m invested

Offtakes In Place

Lithium & Boron offtake Placed
- Signed lithium offtakes with Ford, EcoPro, PPES and Dragonfly
- Signed boron offtake and sales agreements

Low-Cost Debt

U.S DOE loan for $996 million[2]
- Low interest
- Long tenor
- Government loan



[1] See announcement dated 25 October 2024 entitled "Rhyolite Ridge Lithium-Boron Project Receives Final Permit Approval".
[2] See announcement dated 20 January 2025 entitled "Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production".

9 MANAGING DIRECTOR PRESENTATION 21 May 2026 Nasdaq : IONR ASX : INR www.ioneer.com

10  Expansion Potential  Mineral Resource is limited to part of the South Basin as shown on the map   Further drilling in South and North Basins likely to result in increase to Mineral Resource Estimate  Multiple expansion options with potential to increase lithium and boron supply to meet growing demand  Mineral Resource Estimate1   Group  Classification  Tonnes  (M)  Li  (ppm)  B  (ppm)  Li2CO3  (wt. %)  H3BO3  (wt. %)  Li2CO3  (kt)  H3BO3  (kt)  Combined Streams  October 2025 Resource  Mea + Ind  440.3  1,424  5,026  0.76  2.87  3,337  12,655  Inf  108.3  1,310  3,384  0.70  1.93  755  2,095  Total  548.6  1,401  4,702  0.75  2.69  4,092  14,750  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025  Resource

 11  Partnering Process ProgressingAgainst an increasingly favourable backdrop  Boron listed as a critical mineral in Nov 2025  US-Japan and US-Korea trade agreements  US Government announces direct investments in critical minerals projects starting with rare earths  Strategic process announcement for producing U.S. boron asset  Boron prices stable at around $1000/t  Lithium prices triple over past 12 months

 Commitment to Sustainability  12  StrongGovernance  Strong governance practices are essential to ioneer’s success  Seek to build trust with our stakeholders by operating with integrity, transparency, and strict adherence to regulations  Great People  Dedicated to creating a workplace where every team member feels valued, safe, and empowered   Value all our employees and offer competitive wages and benefits, as well as on the job learning, training opportunities and skills development  Supportive Communities  Community support is essential for obtaining and maintaining our social license to operate  Engaging with local communities and Indigenous Peoples is vital to building trust and transparency  Environmental Commitment  Dedicated to safeguarding the health of the environment, preserving natural spaces, and supporting biodiversity  Efforts focused on identifying initiatives to reduce emissions, improve energy efficiency, use water effectively, and conserve biodiversity  12

 Providing Direct Economic Benefits to the Community  13  Employment Opportunities  More than $838mm in direct local investment will support 1,426 direct / indirect jobs and $247mm in salaries and wages  Tax Revenues  ~$33mm per year on average, in fiscal revenue for state and local governments through taxes and regulatory fees  Economic Activity  Project’s operational impacts estimated to generate an average of $889mm in annual economic activity, support $61mm in personal incomes and employ 638 direct / indirect workers per year  Translates to $23bn in regional activity over first 25 years of full operations  Donations & Scholarships  A track record of charitable support in the community  Annual ioneer Sustainable World Scholarship awarded to high school seniors, including those from nearby Tribal Nations pursuing higher education endeavors  13

 14  Key Takeaways  Shovel Ready  Expandable  Robust Economics  Dual Revenue  Unique Deposit  A rare, long-life, permitted, shovel ready project in the U.S. with strong government support  A stable, secure, long-term supply of two products essential for batteries, magnets, semiconductors and other military applications  Critical for the onshoring of refined lithium and boron   Next Steps: Equity Financing, FID, Construction (36mths), First Production 2029

 15  The next U.S. Lithium Producer   www.ioneer.com. ir@ioneer.com